Starbox Group Holdings Ltd.

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Ms. Alyssa Wall
Ms. Erin Jaskot

October 28, 2024

Re:	Starbox Group Holdings Ltd.
Registration Statement on Form F-3, as amended (File No. 333-281748)
Initially filed August 23, 2024

Dear Ms. Wall and Ms. Jaskot:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Starbox Group Holdings Ltd. hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:30 p.m. ET on October 30, 2024, or as soon as thereafter practicable.

Very truly yours,

/s/ Lee Choon Wooi
Name:	Lee Choon Wooi
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC